COASTAL PACIFC MINING CORP: McNeil GOLD PROPERTY BELIEVED TO HAVE “BIG PICTURE” POTENTIAL

July 6th, 2009

Calgary, Alberta - Coastal Pacific Mining (OTC. BB: CPMCF) announces after reviewing numerous reports, consisting of geotechnical, geological, geochemical and geophysical data and a recent 43-101 report completed by Geovector of Ottawa(September 2008), management believes that the McNeil Property is presenting greater potential than earlier anticipated.

The McNeil Gold Property consists of 256 claim units, approximately 4100 hectares, and is located 65 km south-east of Timmins, Ontario and 25 km north-west of Matachewan, Ontario, along the prolific Montreal River Fault within the famous Abitibi Greenstone Belt.

Within the nearby Timmins Gold Camp, Kirkland Lake Gold Camp and the Matachewan Gold Camp many gold deposits are found in close proximity to each other in a relatively small area.

The majority of the gold mines in the Timmins Camp are found within an 8 kilometer long by 6 km wide extent of the Destor-Porcupine Fault, which has produced over 60 million ounces of gold since the early 1900’s.

The area of the McNeil property is approximately 8.5 kilometers long and 6 kilometers wide with extensive gold mineralization occurrences and zones throughout the project area, with one such gold zone covering 2 kilometers in length and 1 kilometer in width, the Isadore-MicMac.

We believe that the Isadore-MicMac gold zone, given the size and extent, represents the potential for a large tonnage, “Super-Pit” style gold enrichment similar to those being currently mined in Timmins by Porcupine PJV (Goldcorp).

“We are excited by this review and are looking forward to our summer exploration programs. There appears to be a bigger picture immerging within the McNeil Gold Property and a very large gold system at work mineralizing the area. Coastal Pacific is focused on detailed exploration within the McNeil Gold Property in defining this “Big Picture”  that we believe offers  great potential for multiple discoveries.” commented President Ken Berscht.

For further information please contact:

Coastal Pacific Mining Corp.
927 Drury Ave N.E.
Calgary, Alberta T2E 0M3
Web: www.coastalpacificmining.com
For information: info@coastalpacificmining.com

Contact:
Joe Bucci, Manager
403.612.3001
joebucci@coastalpacificmining.com

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.